TCW Funds

865 South Figueroa Street

Los Angeles, California 90017

August 21, 2017

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	TCW Funds, Inc. - File Nos. 033-52272 and 811-07170

Ladies and Gentlemen:

On behalf of TCW Funds, Inc. (the “Registrant”), we hereby respond to the oral comments provided on July 12, 2017 by Ms. Angela Mokodean of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Registrant’s Post-Effective Amendment No. 101 to its Registration Statement filed on June 14, 2017 (“PEA No. 101”), which contained disclosure with respect to a proposed new series of the Registrant, the TCW Global Artificial Intelligence Equity Fund (the “Fund”). Changes to the Registrant’s disclosure in response to those comments will be reflected in the Post-Effective Amendment No. 102 to its Registration Statement (“PEA No. 92”) expected to be filed on or about August 25, 2017.

Those comments are repeated below and organized in the same fashion as presented by Ms. Mokodean.

Except as otherwise noted, (i) all references to page numbers in the following comments and responses are made with respect to the Prospectus or the Statement of Additional Information (the “SAI”), as appropriate, that was already filed as part of PEA No. 101, and (ii) all capitalized terms used but not otherwise defined in the following comments and responses have the same meanings ascribed to such terms in that same version of the Prospectus or the SAI, as appropriate.

Prospectus:

1.	Comment: In footnote 2 under the table entitled “Annual Fund Operating Expenses,” please note that the expense limitation is required to extend at least one year.

Response: Comment accepted. The footnote will be completed to state that the contractual expense limitation will extend through March 1, 2019.

2.	Comment: In footnote 2, please clarify that any recoupment of waived fees or reimbursed expenses may be made only within three years.

Response: Comment acknowledged. The expense limitation agreement for the Registrant does not provide for recoupment of waived or reimbursed amounts. Therefore, that disclosure is not needed.

August 21, 2017

3.	Comment: Because the Fund’s name includes the word “global” please disclose how the Fund will invest its assets in a manner consistent with the use of that term under applicable Staff guidance.

Response: Comment acknowledged. The Registrant has changed the name of the Fund to remove the word “Global.” Therefore, additional disclosure under “Principal Investment Strategies” to address the application of the term “global” no longer is needed.

4.	Comment: Please explain what the Fund means by a growth business as stated under “Principal Investment Strategies.”

Response: Comment accepted. Disclosure has been added to explain what is meant by growth businesses.

5.	Comment: Please explain further under “Principal Investment Strategies” how artificial intelligence is defined and how it will be determined whether a business is benefitting from or has the potential to benefit from artificial intelligence.

Response: Comment accepted. Disclosure has been added to explain the meaning of the term artificial intelligence and to explain how the portfolio managers will select companies they think can benefit from artificial intelligence.

6.	Comment: Please provide a plain English explanation of the phrase “bottom-up fundamental research” under “Principal Investment Strategies.”

Response: Comment accepted. Disclosure has been added to explain that phrase.

7.	Comment: Please supplementally confirm that the Fund would treat convertible debt as equity for purposes of the 80% test only if the conversion would be in the money at the time of purchase.

Response: Comment accepted. The Registrant treats debt convertible into equity as equity for purposes of the 80% test only if the conversion would be in the money at time of purchase or while still held by the Fund and convertible into stock.

8.	Comment: Please supplementally confirm whether this Fund will invest in emerging markets companies and, if so, to what extent and whether additional disclosure should be used in that regard.

Response: Comment accepted. This Fund does not expect to invest to a material extent in emerging markets companies in an amount that would constitute a principal investment strategy or principal risk.

9.	Comment: Please explain further under “Principal Investment Strategies” whether this Fund will invest in companies developing artificial intelligence or just end-users or both.

August 21, 2017

Response: Comment accepted. Disclosure has been added to explain that the Fund will invest in both types of companies.

10.	Comment: Under “Principal Risks,” please consider whether the Fund will concentrate in sectors other than technology that should be disclosed.

Response: Comment accepted. The Registrant does not expect the Fund to concentrate in sectors other than the technology sector.

11.	Comment: Please disclose on pages 6 and 13 whether a broker-dealer or other intermediary may allow its customers to invest for less than the stated minimum through an aggregation of accounts (such as in an omnibus account).

Response: Comment accepted. Disclosure has been added to explain that broker-dealers and other intermediaries may combine accounts in order to meet the minimum.

12.	Comment: Please provide additional information about principal strategies and principal risks in response to Item 9 of Form N-1A, such as the additional information added to address the comments to the summary section of the prospectus.

Response: Comment acknowledged. Additional disclosure has been added to the summary section rather than in this section in order to address the Staff’s comments and to provide additional explanation about the Fund’s principal strategies.

13.	Comment: Cyber-security risk is not listed in the summary but is included under “Principal Risks” later in the prospectus. Please be consistent about whether it is a principal risk.

Response: Comment accepted. Cyber-security risk has been added to the summary section.

14.	Comment: Financial services sector risk is not listed in the summary but is included under “Principal Risks” later in the prospectus. Please be consistent about whether it is a principal risk.

Response: Comment accepted. That risk factor has been moved under “Additional Risks” because it is not expected to be a principal risk for this Fund.

15.	Comment: On page 13 under “Calculation of NAV,” it is stated that “generally” open-end funds are valued based on their net asset value. Please explain the circumstances in which they are not, and please resolve the apparent conflict with the last paragraph of that section.

August 21, 2017

Response: Comment accepted. That sentence beginning “generally” has been deleted because the circumstances in which net asset value would not be used are not expected to occur, and because disclosure in that last paragraph is sufficient.

16.	Comment: Please correct the formatting of the chart under “Minimums” to clarify the minimums for IRAs and other accounts.

Response: Comment accepted. That chart has been re-formatted to match the chart in the summary section.

17.	Comment: Please add disclosure to address new Item 11(c)(8) of Form N-1A.

Response: Comment accepted. Disclosure has been added under “General Policies” on page 16 to address that item.

18.	Comment: Please consider disclosing whether redemptions in-kind would be pro rata slices, individual securities or a representative security basket.

Response: Comment accepted. Disclosure has been added under “General Policies” on page 16 to address that subject.

Statement of Additional Information:

19.	Comment: Please refer to the Fund as a non-diversified fund on page 4 to be consistent with the prospectus.

Response: Comment accepted. The Fund has been included as a non-diversified fund on that page.

20.	Comment: Please supplementally explain whether additional coverage would be provided with respect to any differences in exposure when futures contracts are covered by a portfolio of securities with characteristics substantially similar to the underlying index.

Response: Comment accepted. The Registrant confirms that the Fund would use liquid assets to provide any needed supplemental coverage required by differences between the value of the substantially similar portfolio and obligations under a futures contract based on an index or other instruments or securities. The disclosure on page 9 has been revised accordingly.

21.	Comment: The Staff believes that the Registrant’s statement on page 42 about mortgage-backed securities not constituting their own separate industry for purposes of the industry concentration limit is not consistent with Sections 8 and 13 of the Investment Company Act of 1940, as amended, because it would allow the concentration of investments in a single industry. Additionally, please supplementally explain the basis for not treating privately issued mortgage-backed and asset-backed securities as a single industry.

Response: Comment acknowledged. The Registrant continues to believe that its current explanation of the application of the industry concentration limit to non-agency or private

August 21, 2017

mortgage-related securities is reasonable and appropriate in the manner it is disclosed in the statement of additional information. The Registrant and its investment adviser believe that private mortgage-related securities should not automatically be regarded as representative of a single industry given the variety of economic exposures normally underlying those securities, such as commercial versus residential, credit rating and employment differences for the obligors (who may be employed in a wide variety of industries), and geographic differences for the collateral.

22.	Comment: Please correct the reference to the undefined term TFI in the footnote for Janet Kerr on page 50.

Response: Comment accepted. That reference has been changed to use the full name of the entity, as it appears throughout the statement of additional information.

23.	Comment: Please ensure that the list of activities provided on page 71 under “Rule 12b-1 Plan” and the related dollar amounts provide the information required by Item 19(g)(1) of Form N-1A.

Response: Comment accepted. Although the activities and the dollar amounts listed provide the information specified by Item 19(g)(1), several clarifications in the disclosure have been made to enhance the disclosure under Item 19(g).

24.	Comment: Please supplementally clarify which of the valuation methods described in the statement of additional information under the heading “Determination of Net Asset Value” are considered to be fair valuation methods that must be approved by the board and how the board supervises that process.

Response: Comment accepted. Disclosure has been added to that section of the statement of additional information about the Board’s Valuation Committee, including its purpose and function, as well as which valuation techniques are considered to represent fair valuation and are subject to review and approval by the Valuation Committee.

Part C:

25.	Comment: Please supplementally explain why, under Item 33 of Form N-1A, the location of records required by Rule 31a-1(b)(2)(i)(c) related to securities lending is marked as not applicable. It appears that the Fund would engage in securities lending.

Response: Comment accepted. That portion of Item 33 was marked as not applicable because the Fund and other series of the Registrant currently do not engage in securities lending and have not for a considerable time. The most recent semi-annual report for the period ended April 30, 2017, and the annual report for the year ended October 31, 2016, for example, confirm that no securities lending has occurred during those periods.

August 21, 2017

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Please contact the undersigned at (213) 244-0000 with comments and questions.

Very truly yours,

/s/ Patrick W. Dennis

Patrick W. Dennis

Assistant Secretary